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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                to

Commission file number 1-8207

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Home Depot FutureBuilder for Puerto Rico

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc., 2455 Paces Ferry Road, NW, Atlanta, GA 30339

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Table of Contents

Independent Auditors' Report

The Administrative Committee
The Home Depot FutureBuilder for Puerto Rico:

    We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder for Puerto Rico (the "Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Home Depot FutureBuilder for Puerto Rico at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

    Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 25, 2001
Atlanta, Georgia

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Statements of Net Assets Available for Benefits

December 31, 2000 and 1999

	2000	1999
Assets:
Cash	$7,064	—
Investments (note 5)	332,427	151,563

	339,491	151,563

Receivables:
Employer contributions receivable	2,970	—
Employee contributions receivable	51	—
Participant loans receivable	8,831	—
Other receivable	367	—

Total receivables	12,219	—

Net assets available for benefits	$351,710	151,563

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2000

Additions to net assets attributed to:
Investment income:
Realized loss on sale or distribution of common stock of The Home Depot, Inc.	$(1,234)
Realized gain on sale of shares of registered investment companies	3,125
Net unrealized depreciation in fair value of investments	(65,378)
Interest income	231
Dividends	1,844
Other income	7,709

(53,703)

Contributions:
Participants'	161,078
Employer's	109,823

270,901

Total additions	217,198

Deductions from net assets attributed to:
Benefits paid to participants	(17,033)
Administrative expenses	(18)

Total deductions	(17,051)

Net increase	200,147
Net assets available for benefits:
Beginning of year	151,563

End of year	$351,710

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2000

(1)  Description of the Plan

    The following is a brief description of The Home Depot FutureBuilder for Puerto Rico (the "Plan"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  (a)  General

  The Plan is a defined contribution plan covering substantially all employees of The Home Depot Puerto Rico, Inc. (the "Company"). Employees are eligible to become participants on the first quarterly entry date (January 1, April 1, July 1, and October 1) following the completion of one year of service and meeting minimum hour requirements. The Plan is intended to qualify under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), excluding provisions of ERISA applicable only to plans qualified under Section 401(a) of the U.S. Internal Revenue Code.

  (b)  Contributions

  Under the Plan, participants may contribute up to 10% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit plans or contribution plans. The Company provides matching contributions of 150% of the first 1% of base compensation contributed by a participant and 50% of the next 2% to 5% of base compensation contributed by a participant. Additional amounts may be contributed at the option of the Company's Board of Directors. The matching Company contribution is invested directly in Home Depot common stock. Contributions are subject to certain limitations.

  (c)  Participant Accounts

  The Plan maintains a separate account for each participant, to which contributions, forfeitures, and investment performance are allocated.

  (d)  Vesting

  An employee becomes 100% vested upon death, reaching retirement age 65, total or permanent disability, or if the Plan is terminated. If an employee leaves the service of the Company for reasons other than stated above, vesting for the ESOP contributions and earnings thereon is based on years of service, as follows:

Years of service	Vesting percentage
3	20%
4	40
5	60
6	80
7 or more	100

  Under the 401(k) portion of the Plan, participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on years of vesting service. A participant is 100% vested after three years of vesting service.

  (e)  Payment of Benefits

  Upon retirement, death, disability, or termination of service for any other reason, participants may elect to receive a lump-sum payment of their vested account balance in the form of cash or securities at the market value on the date of distribution. As of December 31, 2000, there were $2,122 of pending distributions.

  (f)  Administrative Expenses

  The majority of administrative expenses are paid by the Company, outside of the Plan.

  (g)  Participant Loans Receivable

  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their total vested balance. Loan terms range from one to five years. The loans bear interest at a rate commensurate with local prevailing rates.

  (h)  Forfeited Accounts

  Forfeited nonvested accounts are used to reduce future employer contributions. In 2000, employer contributions were reduced by forfeitures of $231.

(2)  Summary of Significant Accounting Policies

    The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

  (a)  General

  The Plan is administered by an Administrative Committee made up of employees of the Company. Banco Popular has been appointed the Trustee of the Plan, and as such administers the assets of the Plan. Effective April 2000, The Northern Trust Company was appointed the custodian of the Plan and as such holds, controls, and manages the assets of the Plan. Prior to April 2000, Wachovia Bank acted as custodian of the Plan.

  (b)  Basis of Presentation

  The accompanying financial statements have been prepared on the accrual basis of accounting.

  (c)  Investment Valuation and Income Recognition

  The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end. The Company common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date. The investment in the Northern Trust Fund is reported at fair value as determined by The Northern Trust Company based on the quoted market prices of the securities in the fund.

  The Plan also invests in short-term investments which are carried at market value.

  (d)  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  Federal Income Taxes

    The Internal Revenue Service has determined and informed the Company by a letter dated January 4, 1999 that the Plan is designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994 ("IRC"). The Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)  Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(5)  Investments

    The Plan's investments are held by The Northern Trust Company. A description of the assets of the Plan follows:

  Participant Directed

    •
    Primco JRT Stable Fund—Funds are primarily invested in high-quality short-term debt obligations that mature within one to three years.

    •
    Barclay's Global Investors Fund—Funds are invested in shares of a registered investment company that invests in the common stocks included in the Standard & Poor's 500 Index.

    •
    Putnam New Opportunities Fund—Funds are invested in shares of a registered investment company that invests primarily in common stocks which are believed to have the potential to grow at an above-average pace over time.

    •
    Templeton Foreign Fund—Funds are invested in shares of a registered investment company that invests in stocks and debt obligations of companies and governments outside the U.S.

    •
    Invesco Value Trust Fund—Funds are invested in shares of a registered investment company that invests in bonds, common stocks, and high-quality short-term to intermediate-term debt obligations.

    •
    The Home Depot Stock Fund—Funds are invested in common stock of The Home Depot, Inc.

    The fair value of individual investments that represent 5.0% or more of the Plan's net assets are as follows:

The Home Depot Stock Fund	$279,197
The Home Depot, Inc. Common Stock*	4,385
Putnam New Opportunities Fund	20,251

$303,833

*
Nonparticipant directed

    During 2000, the Plan's investments depreciated in value by $65,378 as follows:

Net unrealized depreciation in fair market value:
Registered investment company funds	$(12,302)
Common stock	(53,076)

Net unrealized depreciation in fair market value	$(65,378)

Non-Participant Directed

    The Home Depot, Inc. Common Stock—Comprised of shares of The Home Depot's common stock, representing the Company's matching and ESOP contributions. During February 1999, the Company made its final contribution to the ESOP, which was originally established during fiscal year 1998. These shares have been allocated to individual participant accounts. Participants may immediately transfer the Company's matching contributions to other investment funds. Each participant who has completed five years of service and attained the age of 55 may transfer ESOP contributions to other investment funds. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

Net assets—The Home Depot, Inc.
Common Stock	$4,385

Changes in net assets:
Net depreciation	$(1,628)
Contributions	—
Benefits paid to participants	(234)

$(1,862)

Schedule 1

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Schedule of Assets Held for Investment Purposes

December 31, 2000

Identity of Issue	Description of Investment	Current value
*The Home Depot, Inc. common stock	6,207 shares of common stock	$283,582
Barclay's Global Investors Fund	91 shares of registered investment company	1,941
Invesco Value Trust Fund	624 shares of registered investment company	16,499
Putnam New Opportunities Fund	345 shares of registered investment company	20,251
Templeton Foreign Fund	575 shares of registered investment company	5,945
Primco JRT Stable Fund	4,209 shares	4,209

Total investments		$332,427

*
Indicates party-in-interest to the Plan.

SIGNATURES

    The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Date: June 27, 2001	/s/ LAWRENCE A. SMITH By: Lawrence A. Smith Member, Administrative Committee

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Table of Contents
Independent Auditors' Report
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule of Assets Held for Investment Purposes
SIGNATURES